Exhibit 99.1

NextSource Materials Successfully Closes Second Private Placement of Strategic Investment by Vision Blue Resources

NEWS RELEASE – TORONTO, May 19, 2021

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce the closing of the second private placement (the “Second Private Placement”) pursuant to the US$29.5 million investment agreement (the “Investment Agreement”) entered between the Company and Vision Blue Resources Limited (“Vision Blue”) on February 8, 2021. Vision Blue is a newly created battery commodity/resource-focused private investment company founded by Sir Mick Davis.

The Second Private Placement comprises a private placement of 232,142,857 units of the Company (the “Units”), consisting of 232,142,857 common shares in the capital of the Company and 232,142,857 common share purchase warrants (“Warrants”) of the Company. Each Unit was issued at a price of C$0.07 per Unit for gross proceeds of approximately US$12.4 million. Each Warrant will entitle Vision Blue to purchase one additional common share of the Company at a price of C$0.10 per share for a period of two years following the closing of Second Private Placement.

The Investment Agreement includes the initial private placement of US$6.1 million that was completed on March 15, 2021, the Second Private Placement of US$12.4 million (as described above) and a royalty agreement pursuant to which Vision Blue will advance a total of US$11.0 million in the form of a royalty agreement in exchange for a royalty in respect of sales of SuperFlake® graphite concentrate from the Molo Graphite Project. The royalty agreement is expected to close on or around May 27, 2021. As reported on May 18, 2021, the Company’s shareholders, in accordance with the policies of the Toronto Stock Exchange, approved the Second Private Placement resolution by a majority of 87.80% of the votes cast excluding the 120,000,000 common shares held by Vision Blue as a result of the initial private placement aforementioned above.

The proceeds of the initial private placement, the Second Private Placement and the royalty agreement will allow the Company to fully fund the construction of Phase One of the Company’s Molo graphite mine in Madagascar and to fast track the completion of two technical studies. The studies will be commissioned in order to confirm the capital and operating costs for the next phase of mine expansion, and to construct a stand-alone, value-added graphite plant to produce spherical and purified graphite (“SPG”) for lithium-ion batteries in electric vehicles (“EVs”).

The Company has initiated construction of Phase One of the mine. Construction will take approximately 12 months and mine commissioning is expected to begin in April 2022.

The Company has obtained conditional approval from the Toronto Stock Exchange for the listing of all common shares issued pursuant to the Second Private Placement.

EARLY WARNING DISCLOSURE

Following closing of the Second Private Placement, Vision Blue has beneficial ownership of, or control and direction over 352,142,857 common shares, 232,142,857 Warrants and 1,500,000 stock options (each, an “Option”), entitling the holder to purchase one common share at a price of C$0.36 per share and expiring on March 19, 2023, representing approximately 36.30% of the outstanding common shares on a non-diluted basis and 48.66% on a partially diluted basis. Prior to closing of the Second Private Placement, Vision Blue had beneficial ownership of, or control and direction over 120,000,000 common shares and 1,500,000 Options, representing approximately 16.26% of the outstanding common shares on a non-diluted basis and 16.43% on a partially diluted basis. The common shares and Warrants acquired by Vision Blue will be subject to a lock-up ending on March 15, 2022 with a periodic release schedule.

Vision Blue acquired the common shares and Warrants for investment purposes and intends to review its investment in NextSource on a continuing basis. Vision Blue may, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction, over securities of NextSource through market transactions, private agreements, treasury issuances or otherwise. Vision Blue’s head office is located at Third Floor, 1 Le Truchot, St Peter Port, Guernsey GY1 1WD.

For more information, or to obtain a copy of the subject early warning report, please contact:

Sir Mick Davis
info@vision-blue.com
+44 (0)2073899512

ABOUT VISION BLUE RESOURCES LIMITED

Vision Blue was founded in December 2020 by Sir Mick Davis to identify and capture opportunities in battery and technology minerals linked to EVs & Grid Storage growth.

Vision Blue targets companies in established mining jurisdictions, with well-advanced and best-in-class battery material assets that are scalable and can be brought into production rapidly. Vision Blue aims to work with existing management teams to provide critical growth capital, technical support, experience in securing future finance, and ultimately the delivery of an exit strategy. Where possible, Vision Blue utilizes a phased development approach based upon self-financed expansion to achieve large scale revenue and cash flows across the entire battery materials vertical supply chain. For further information about Vision Blue visit their website at www.vision-blue.com.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a battery materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution.

With both the mining and environmental permits in place for its Molo Graphite Project in Madagascar, the Company has initiated construction of Phase 1 of the mine. Construction will take approximately 12 months and mine commissioning is expected to begin in April 2022, followed by a ramp up to a Phase One processing plant capacity of 240,000 tpa of ore, producing approximately 17,000 tpa of high-quality SuperFlake® graphite concentrate.

The Company’s Molo graphite project is one of the largest known and highest-quality graphite deposits and the only project with SuperFlake® graphite.  NextSource has also signed strategic and exclusive partnerships with key offtake partners and supply chain participants to build and operate its own turnkey spheronized and purified graphite facilities, which will provide anode material to international OEMs for use in lithium-ion and fuel cell battery applications, and graphite for high-end, value-added applications.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF".

Please see “Molo Feasibility Study, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar Prepared by Erudite Strategies (Pty) Ltd” dated May 31, 2019 for certain other details and assumptions relating to the parameters of the project, mineral resource and reserve estimates and data verification procedures. Mr. Craig Scherba, P.Geo., President and CEO of NextSource, is the qualified person who reviewed and approved the technical information provided in this press release.

For further information about NextSource visit our website at www.nextsourcematerials.com or contact us a +1.416.364.4911 or email Brent Nykoliation, Executive Vice President at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com.

This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” ("forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements in this release include statements regarding statements regarding Closing of the Royalty, the financing package provided by Vision Blue being sufficient to fully fund the Molo Graphite Project, timing for completion and commissioning of the Molo Project, the processing plant capacity, the use of proceeds of the strategic investment by Vision Blue, the Company’s future plans in respect of future investments and the intentions of Vision Blue. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release, including but not limited to the risks that the Molo Graphite Mine is not built on the expected time and cost estimates, that the mineral reserve and resource estimates for the Molo Graphite Mine are incorrect, that expected recoveries and costs to produce SPG are incorrect, and that permits and licences to operate the Molo Graphite Mine may not be renewed or may be revoked, and other risks discussed in the Company’s public disclosure documents. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.